UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Near Intelligence, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

639494103

(CUSIP Number)

Anil Mathews
100 W Walnut St, Suite A-4
Pasadena, CA 91124
(628) 889-7680

with a copy to:
Rosebud Nau, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639494103
1. Names of Reporting Person Anil Mathews
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization India
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,079,301
8. Shared Voting Power 0
9. Sole Dispositive Power 5,079,301
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by the Reporting Person 5,079,301
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 11.0%*
14. Type of Reporting Person (See Instructions) IN

*	This calculation is based on 46,383,143 shares of Common Stock of the Issuer outstanding as of March 24, 2023, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2023.

CUSIP No. 639494103
1. Names of Reporting Person Cecil Capital Pte. Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,079,301
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,079,301
11. Aggregate Amount Beneficially Owned by the Reporting Person 5,079,301
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 11.0%*
14. Type of Reporting Person (See Instructions) CO

*	This calculation is based on 46,383,143 shares of Common Stock of the Issuer outstanding as of March 24, 2023, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 28, 2023.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Issuer’s Common Stock, par value $0.0001 per share (“Common Stock”), of Near Intelligence, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 100 W Walnut St., Suite A-4, Pasadena, California 91124.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by and on behalf of Anil Mathews and Cecil Capital Pte. Ltd. (“Cecil Capital”, and together with Mr. Mathews, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). Cecil Capital is the record and direct beneficial owner of the 5,079,301 shares of Common Stock of the Issuer covered by this Schedule 13D. Mr. Mathews is the sole member of Cecil Capital.

(b)	The address of the principal business office of Anil Mathews is 100 W Walnut St., Suite A-4, Pasadena, California 91124. The address of the principal business office of Cecil Capital is 160 Robinson Road, #20-03, Singapore 068914.

(c)	The present principal occupation of Mr. Mathews is serving as the Chief Executive Officer and Chairman of the Issuer. The Issuer’s principal executive office is 100 W Walnut St., Suite A-4, Pasadena, California 91124. The principal business of Cecil Capital is acquiring, holding and selling securities for investment purposes.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Mathews is a citizen of India. Cecil Capital is a Singapore corporation.

Item 3. Source and Amount of Funds or other Consideration

The 5,079,301 shares of Common Stock of the Issuer were acquired by Cecil Capital in connection with the Business Combination (as defined below). Item 4 below, which is incorporated herein by reference, summarizes certain provisions of the Merger Agreement (as defined below) that pertain thereto.

In addition, on March 23, 2023, pursuant to the Near Intelligence, Inc. 2023 Equity Incentive Plan (the “Plan”) and the Restricted Stock Unit Award Agreement between the Issuer and Mr. Mathews (the “RSU Agreement”), Mr. Mathews received an award of 1,380,326 restricted stock units representing 1,380,326 shares of Common Stock of the Issuer, all of which will vest on March 31, 2024, subject to Mr. Mathews’s continued employment with the Issuer through the applicable vesting date and certain early vesting conditions.

The foregoing description of the restricted stock unit award does not purport to be complete and is qualified in its entirety by reference to the Plan and a form of the RSU Agreement, which are incorporated herein by reference to Exhibits 99.2 and 99.3, respectively.

Item 4. Purpose of Transaction

Business Combination

On May 18, 2022, KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), entered into an Agreement and Plan of Merger (as amended on November 3, 2022, December 23, 2022 and January 17, 2023, the “Merger Agreement”) with Paas Merger Sub 1 Inc., a Delaware corporation and wholly owned subsidiary of KludeIn (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of KludeIn (“Merger Sub 2”), and Near Intelligence Holdings Inc., a Delaware corporation (“Near Holdings”). On March 23, 2023 (the “Closing Date”), pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, immediately prior to the consummation of the transactions contemplated by the Merger Agreement, (i) Merger Sub 1 merged with and into Near Holdings, with Near Holdings surviving the merger as a wholly owned subsidiary of KludeIn (the “First Merger”) and (ii) immediately following the First Merger, Near Holdings, as the surviving entity of the First Merger, merged with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). The Mergers and the other transactions described in the Merger Agreement are collectively referred to herein as the “Business Combination”. Upon completion of the Business Combination, KludeIn change its name to “Near Intelligence, Inc.”.

Pursuant to the Merger Agreement and in connection with the closing of the Business Combination, (i) each share of Near Holdings capital stock outstanding as of immediately prior to the effective time of the First Merger was converted into a right to receive a number of KludeIn Class A Shares determined on the basis of a conversion ratio of 107.660 and (ii) each membership interest of Merger Sub 2 issued and outstanding immediately prior to the effective time of the Second Merger remained outstanding as a membership interest of the Merger Sub 2 and all shares of common stock of Near Holdings were no longer outstanding and were automatically cancelled and ceased to exist. Following the consummation of the Business Combination, all outstanding shares of KludeIn Class A Common Stock were reclassified as shares of the Issuer’s Common Stock on a one-to-one basis.

As a result of the foregoing, Cecil Capital acquired 5,079,301 shares of Common Stock of the Issuer.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference to Exhibit 99.4.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, KludeIn Prime LLC, and certain persons and entities holding securities of Near Holdings prior to the Closing Date, including Cecil Capital, entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Issuer agreed that, within 30 days after the Closing Date, the Issuer will file with the SEC a registration statement registering the resale of certain securities held by or issuable to the parties to the A&R Registration Rights Agreement (the “Resale Registration Statement”), and the Issuer will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, but in no event later than 60 days (or 90 days if the SEC notifies the Issuer that it will review the Resale Registration Statement). In certain circumstances, each of the parties to the A&R Registration Rights Agreement can demand up to two underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the A&R Registration Rights Agreement.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, which is incorporated herein by reference to Exhibit 99.5.

Lock-Up Agreement

On May 18, 2022, Mr. Mathews entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with KludeIn I Acquisition Corp. (together with its successors, including the Issuer, the “Purchaser”), pursuant to which Mr. Mathews agreed to certain restrictions on the transfer of the securities of the Purchaser until the earlier of (i) the one (1)-year anniversary of the Closing Date and (ii) subsequent to the Closing Date, (x) if the reported closing price of the Common Stock of the Issuer equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, or (ii) the date on which the Purchaser completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Purchaser’s stockholders having the right to exchange their Common Stock of the Purchaser for cash, securities or other property.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is incorporated herein by reference to Exhibit 99.6.

General

Cecil Capital acquired the securities described in this Schedule 13D in connection with the consummation of the Business Combination and the Reporting Persons intend to review their investments in the Issuer on a continuing basis. Subject to the A&R Registration Rights Agreement, the Lock-Up Agreement and the Issuer’s Insider Trading Policy, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject the A&R Registration Rights Agreement and the Lock-Up Agreement, as well as the Issuer’s Insider Trading Policy, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.

Subject to the A&R Registration Rights Agreement, the Lock-Up Agreement and the Issuer’s Insider Trading Policy, any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Cecil Capital is the record and direct beneficial owner of the securities covered by this Schedule 13D. Mr. Mathews has the sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by Cecil Capital. As of the date hereof, Mr. Mathews does not own any shares of Common Stock directly.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)	Except as set forth in Items 3 and 4 above and on Annex A hereto, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock of the Issuer.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as described in this Item 6 and otherwise described in this Schedule 13D, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to the Form 4 filed by the Reporting Persons with the SEC on March 27, 2023).

99.2	Near Intelligence, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2023).

99.3	Form of Restricted Stock Unit Award Agreement of the Issuer (filed herewith).

99.4	Agreement and Plan of Merger, dated as of May 18, 2022, and amendments No. 1, No. 2 and No. 3 thereto, dated November 3, 2022, December 23, 2022 and January 17, 2023, respectively (incorporated by reference to Exhibits 2.1, 2.2, 2.3 and 2.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2023).

99.5	Amended and Restated Registration Rights Agreement, dated as of March 23, 2023 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2023).

99.6	Lock-Up Agreement, dated as of May 18, 2022 (incorporated by reference to Exhibit 10.7 to KludeIn I Acquisition Corp.’s Amendment No. 8 to the Form S-4 Registration Statement filed with the SEC on February 3, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2023

/s/ Anil Mathews
ANIL MATHEWS

CECIL CAPITAL PTE. LTD.
a corporation

By:	/s/ Anil Mathews
Name:	Anil Mathews
Title:	Authorized Signatory

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

NEAR INTELLIGENCE, INC.

Individual/Entity	Date of Transaction	Description of Transaction	Shares Acquired		Price Per Share
Cecil Capital Pte. Ltd.	03/23/2023	Business Combination (1)	5,079,301	(1)	(1)
Anil Mathews	03/23/2023	Award of Restricted Stock Units (2)	1,380,326	(2)	(2)

(1)	Pursuant to the Business Combination as discussed in Items 3 and 4 of this Schedule 13D, Cecil Capital received 5,079,301 shares of Common Stock of the Issuer.

(2)	Pursuant to the Plan, Mr. Mathews received an award of 1,380,326 restricted stock units representing 1,380,326 shares of Common Stock of the Issuer, all of which will vest on March 31, 2024, subject to Mr. Mathews’s continued employment with the Issuer through the applicable vesting date and certain early vesting conditions.